UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 14F-1

                                  INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(f) OF THE
                             SECURITIES EXCHANGE ACT OF 1934
                               AND RULE 14(f)-1 THEREUNDER

                                 VISKASE COMPANIES, INC.

                             --------------------------------
                                (Exact name of registrant as
                             specified in its corporate charter)

                                      0-5485

                                    -------------
                             (Commission File No.)



                    Delaware                                 95-2677354

                 --------------                                ----------

          (State of Incorporation)          (IRS Employer Identification No.)

                            625 Willowbrook Centre Parkway
                             Willowbrook, Illinois 60527

                           --------------------------------
                       (Address of principal executive offices)

                                  (630) 789-4900

                                 ----------------
                           (Registrant's telephone number)

                                VISKASE COMPANIES, INC.
                            625 Willowbrook Centre Parkway
                                 Willowbrook, IL 60527
                                  ____________________

                           INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                               AND RULE 14f-1 THEREUNDER
                                  ____________________

                 NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
                  REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

                                   ___________________

                                    February 28, 2003
                                   ___________________

     This Information Statement is being filed on or about February 28, 2003, by Viskase Companies, Inc. (the "Company") in connection with the intended appointment to the Company's Board of Directors, other than at a meeting of the Company's stockholders, of four new members, consisting of four individuals newly designated by the Ad Hoc Committee (as defined below). F. Edward Gustafson, Chairman of the Board, President and Chief Executive Officer of the Company, as described more fully below, is currently a director and will remain a director. The two other current directors of the Company (Robert N. Dangremond and Gregory R. Page) will be resigning as directors upon the Effective Date of the Company's Plan (as defined below).

     On November 13, 2002, the Company commenced a case (the "Reorganization Case") under chapter 11 of title 11 of the United States Code (as amended, the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the "Bankruptcy Court"). Prior to the commencement of its Reorganization Case, the Company solicited acceptances of a Prepackaged Plan of Reorganization (the "Plan") from holders of its 101/4% Senior Notes due 2001 (the "Old Notes"), and received votes to accept the Plan from approximately 91.4% of holders and 91.4% in outstanding principal amount of Old Notes that actually voted to accept or reject the Plan. Such votes in favor of the Plan were sufficient to confirm the Plan. The Company also solicited acceptances of the Plan from holders of Old Shares (as defined below), which solicitation was conducted after the commencement of the Reorganization Case. Although such holders did not vote to accept the Plan, the Company sought and obtained confirmation of the Plan with respect to such holders pursuant to the "cram down" provisions of section 1129(b) of the Bankruptcy Code. All other classes of claims were unimpaired under the Plan and were therefore deemed to have accepted the Plan. The Plan was confirmed by the Bankruptcy Court on December 20, 2002. Pursuant to the Plan, on the date the Plan becomes effective (the "Effective Date"), each holder of an allowed claim as a holder of an Old Note will be issued $367.96271 principal amount of 8% Senior Subordinated Secured Notes due 2008 and 63.412 shares of common stock, par value $0.01 per share, of the Company, to be authorized by the Company on the Effective Date (the "Common Stock")1, for each $1,000 in principal amount of Old Notes. On the Effective Date, the existing equity interests (which include shares of the Company's common stock outstanding immediately prior to the Effective Date ("Old Shares"), any related stock options and any other securities convertible into or exchangeable for Old Shares) will be canceled and the holders of Old Shares (but not other equity interests) will receive, in full and final satisfaction of their Old Shares, a pro rata share of 306,291 warrants of the Company to be issued on the Effective Date, which entitle the holders thereof for each warrant so held to purchase one share of Common Stock for a purchase price of $10.00 per share (the "Warrants"). A total of 660,000 shares of restricted Common Stock will be issued to or reserved for future issuance to certain members of the Company's management and other employees pursuant to the Restricted Stock Plan to be adopted by the Company. As of the Effective Date 385,310 shares will be issued and outstanding, and 274,690 shares will be reserved for future issuance under the Restricted Stock Plan.

     On the Effective Date, the Company's board of directors will be reconstituted. On the Effective Date, the board of directors of the Company will consist of five directors, who shall be F. Edward Gustafson, the Company's Chairman of the Board, President and Chief Executive Officer; and Eugene Davis, Thomas S. Hyland, Vincent Intrieri, and James L. Nelson, the four individuals designated by an ad hoc committee of holders of a majority in aggregate principal amount of the Old Notes (the "Ad Hoc Committee"). The Company's current Chief Executive Officer, F. Edward Gustafson, has agreed to remain in his position for a reasonable period after the Effective Date to assure an orderly transition of management.

     This Information Statement is being filed pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     The information contained in this Information Statement concerning the new directors has been furnished to the Company by the Ad Hoc Committee. The Company assumes no responsibility for the accuracy or completeness of such information.

                                     CHANGE OF CONTROL

     Approximately 96.4% of the Common Stock to be issued on the Effective Date will be issued to holders of the Old Notes, who, therefore, will control the voting power of the Company and will be able to elect all of the Company's directors and direct its management. In particular, High River Limited Partnership, Debt Strategies Fund Inc. and Northeast Investors Trust (the members of the Ad Hoc Committee) will each own shares of Common Stock representing approximately 26.7%, 13.3% and 12.1%, respectively, of the voting power of the Company as of the Effective Date.


_______________________________
1 Throughout this Information Statement, all numbers relating to shares of Common Stock and Warrants, as herein defined, reflect a proposed 1 for 50 reverse stock split. This non-material modification of the Plan has not yet been approved by the Bankruptcy Court.

                                      VOTING SECURITIES

     The Common Stock is the only class of voting securities of the Company outstanding. As of the Effective Date, there will be approximately 10,725,310 shares of Common Stock issued and outstanding and entitled to one vote per share. An additional 274,690 shares of Common Stock will be issuable under the Restricted Stock Plan and 306,291 shares of Common Stock will be issuable upon exercise of the Warrants to be issued to the holders of the Old Shares. There are no shares of Preferred Stock of the Company outstanding.

                         DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following sets forth the name, age and positions, of the individuals who will be the Company's officers and directors as of the Effective Date. Also set forth below is information as to the principal occupation and background for such persons.

Directors

     Eugene Davis, 48, has been the Chief Executive Officer since 1999 of Pirinate Consulting Group, L.L.C., a consulting firm that specializes in crisis and turn-around management, M&A and strategic planning services. He is also the Chief Executive Officer of RBX Industries, a manufacturer and distributor of rubber and plastic based foam products, and is or during the past five years has been the Chief Executive Officer, Chief Operating Officer or President of other companies including SmarTalk Teleservices, Inc. and Total-Tel USA Communications, Inc. RBX and SmarTalk were debtors under the federal bankruptcy code for which Mr. Davis was retained to provide turn-around management services. Mr. Davis is currently a director of Flag Telecom Group Ltd., Metals USA, Inc., Elder-Beerman Stores, Inc., Murdock Communications Corp, Tipperary Corporation and a number of private companies.

     F. Edward Gustafson, 61, has been Chairman of the Board, President and Chief Executive Officer of the Company since March 1996 and a director of the Company since December 1993. Mr. Gustafson has been President and Chief Executive Officer of Viskase Corporation since June 1998, and previously from February 1990 to August 1994. From May 1989 to March 1996, Mr. Gustafson served as Executive Vice President and Chief Operating Officer of the Company. Mr. Gustafson has also served as Executive Vice President and Chief Operating Officer of D.P. Kelly and Associates, L.P. (DPK) since November 1988. On November 13, 2002, the Company filed a petition under chapter 11 of the Bankruptcy Code. The Plan was confirmed by the Bankruptcy Court on December 20, 2002.

     Thomas S. Hyland, 59, has been associated for the past five years with the Service Corps of Retired Executives, a nonprofit association that provides counseling and educational programs for small businesses.

     Vincent Intrieri, 46, has served as a portfolio manager of High River Limited Partnership since 1998. From 1995 to 1998, Mr. Intrieri served as a portfolio manager for distressed investments with Elliot Associates L.P., a New York investment fund. Mr. Intrieri is a director of XO Communications, Inc. and Trans Texas Gas Corporation.

     James L. Nelson, 53, has been Chairman and Chief Executive Officer since March 1998 of Orbit Aviation, Inc., a company engaged in the acquisition and completion of Boeing 737 Business Jets for private and corporate clients. From 1986 until the present, Mr. Nelson has been Chairman and Chief Executive Officer of Eaglescliff Corporation, a specialty investment banking, consulting and wealth management company. From August 1995 until July 1999, he was Chief Executive Officer and Co-Chairman of Orbitex Management, Inc.

Executive Officers

     F. Edward Gustafson, 61, has been Chairman of the Board, President and Chief Executive Officer of the Company since March 1996 and a director of the Company since December 1993. Mr. Gustafson has been President and Chief Executive Officer of Viskase Corporation since June 1998, and previously from February 1990 to August 1994. From May 1989 to March 1996, Mr. Gustafson served as Executive Vice President and Chief Operating Officer of the Company. Mr. Gustafson has also served as Executive Vice President and Chief Operating Officer of DPK since November 1988. On November 13, 2002, the Company filed a petition under chapter 11 of the Bankruptcy Code. The Plan was confirmed by the Bankruptcy Court on December 20, 2002.

     Gordon S. Donovan, 49, has been Chief Financial Officer of the Company since January 1997, and Vice President and Chief Financial Officer of Viskase Corporation since June 1998. Mr. Donovan has served as Treasurer and Assistant Secretary of the Company since November 1989, and as Vice President since May 1995. On November 13, 2002, the Company filed a petition under chapter 11 of the Bankruptcy Code. The Plan was confirmed by the Bankruptcy Court on December 20, 2002.

     Kimberly K. Duttlinger, 38, has been Vice President, Secretary and General Counsel of the Company since April 2000. From August 1998 through April 2000, Ms. Duttlinger served as Associate General Counsel of the Company. From May 1997 to August 1998, Ms. Duttlinger served as Corporate Counsel of the Company. On November 13, 2002, the Company filed a petition under chapter 11 of the Bankruptcy Code. The Plan was confirmed by the Bankruptcy Court on December 20, 2002.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                        MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of the shares of Common Stock to be outstanding as of the Effective Date, by (i) each person known to beneficially own more than five percent of the Common Stock; (ii) each director and officer of the Company (including proposed directors); and (iii) all directors and executive officers as a group.

Name and Address of Beneficial Owner         Number of Shares Beneficial Owned (1)     Percent of Class (1)
High River Limited Partnership                   2,868,008                                   26.74%
c/o Icahn Associates Corp.
767 Fifth Avenue
New York, NY 10153

Debt Strategies Fund Inc.                        1,428,424                                   13.32%
c/o Merrill Lynch Investment Managers, L.P.
800 Scudders Mill Road
Plainsboro, NJ 08536

Northeast Investors Trust                        1,293,292                                   12.06%
c/o Northeast Investors
50 Congress Street, Suite 1000
Boston, MA 02109

Gordon S. Donovan                                   46,189 (2) (3) (4) (5)                        *
625 Willowbrook Centre Parkway
Willowbrook, IL 60527

F. Edward Gustafson                                 36,192 (6) (7) (8)                            *
625 Willowbrook Centre Parkway
Willowbrook, IL 60527

Kimberly K. Duttlinger                              10,159 (4) (5) (9)                            *
625 Willowbrook Centre Parkway
Willowbrook, IL 60527

Carl C. Icahn                                    2,868,008 (10)                              26.74%

Eugene Davis                                           -0-                                        *

Thomas S. Hyland                                       -0-                                        *

Vincent Intrieri                                       -0- (11)                                   *

James C. Nelson                                        -0-                                        *

Directors and Officers as a Group                   92,540 (11) (12)                          0.86%

*     Less than 1%.

     (1) Beneficial ownership is calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. Accordingly, the "Number of Shares Beneficially Owned" and "Percent of Class" shown for each person listed in the table are based on the assumption that the Warrants have been exercised. Unless otherwise indicated, the person has sole voting and investment power over those securities listed for such person.

     (2) The ownership indicated includes Warrants to purchase 584 shares of Common Stock.
     (3) The ownership indicated includes 160 Warrants to purchase Common Stock held by Mr. Donovan as trustee for the benefit of his spouse, with whom Mr. Donovan shares investment power over such Warrants and 20 Warrants to purchase Common Stock owned by Mr. Donovan's spouse. Mr. Donovan disclaims beneficial ownership of the Warrants held by him as trustee and the Warrants owned by his spouse.
     (4) The ownership indicated includes 8,105 and 153 shares held in Mr. Donovan's and Ms. Duttlinger's 401(k) accounts, respectively. These shares represent restricted stock issued pursuant to the Restricted Stock Plan. Restricted stock vests 12-1/2% on the date of the grant, 17-1/2% on the first anniversary of the grant, 20% on the second anniversary of the grant, 20% on the third anniversary of the grant and 30% on the fourth anniversary of the grant, subject to acceleration under certain defined events.
     (5) The ownership indicated includes 37,500 and 10,000 shares held directly by Mr. Donovan and Ms. Duttlinger, respectively. These shares represent restricted stock issued pursuant to the Restricted Stock Plan. Restricted stock vests 12-1/2% on the date of the grant, 17-1/2% on the first anniversary of the grant, 20% on the second anniversary of the grant, 20% on the third anniversary of the grant, and 30% on the fourth anniversary of the grant subject to acceleration under certain defined events.
     (6) The ownership indicated includes Warrants to purchase 36,192 shares of Common Stock.
     (7) The ownership indicated includes 1,405 Warrants to purchase Common Stock owned by DPK, of which Mr. Gustafson is a principal and officer. The general partner of DPK is C&G Management Company, Inc. (C&G Management) which is owned, in part, by Mr. Gustafson. The ownership indicated also includes 26,000 Warrants to purchase Common Stock by Volk Enterprises, Inc. (Volk). Volk is controlled by Volk Holdings L.P., whose general partner is Wexford Partners I L.P. (Wexford Partners). The general partner of Wexford Partners is Wexford Corporation, which is owned, in part, by Mr. Gustafson. Mr. Gustafson shares investment power over the Warrants owned by DPK and Volk. However, Mr. Gustafson disclaims beneficial ownership of Warrants owned by DPK and Volk except to the extent of his respective pecuniary interest in such entities.
     (8) The ownership indicated includes 1,412 Warrants to purchase Common Stock owned by Mr. Gustafson's spouse. Mr. Gustafson does not have investment power over the Warrants owned by his spouse and disclaims beneficial ownership of such Warrants.
     (9) The ownership indicated includes Warrants to purchase 6 shares of Common Stock.
    (10) Mr. Icahn, directly and indirectly through his affiliates may be deemed to determine the investment and voting decisions with respect to the shares of Common Stock owned by High River Limited Partnership (High River).
    (11) Mr. Intrieri is a portfolio manager for High River, which holds 2,868,008 shares of Common Stock. Mr. Intrieri disclaims beneficial ownership of the shares owned by High River.
    (12) See footnotes (2), (3), (4), (5), (6), (7), (8), (9) and (11).

                     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During 2002, the Company purchased product in the ordinary course of business and on arm's-length terms from affiliates of Mr. Gustafson, Chairman of the Board, President and Chief Executive Officer of the Company, including Volk, in the amount of $321,000.

     During 2002, Viskase Corporation, a then wholly owned subsidiary of the Company, had sales of $592,000 to Cargill, Inc. and its affiliates. Such sales were made in the ordinary course of the business. Gregory R. Page, President and Chief Operating of Cargill, Inc., became a director of the Company in 1993 and is currently serving in that capacity. Mr. Page will be resigning as a director as of the Effective Date.

                               BOARD OF DIRECTORS INFORMATION

     As of the Effective Date, the Company's Board of Directors will not have any committees.

     During 2002, the Board of Directors of the Company held five (5) meetings and took action by written consent on four occasions. All directors attended at least 75% of all Board of Directors' meetings. During 2002, the Audit Committee and the Nominating and Compensation Committee each held one
(1) meeting with all committee members present. No director resigned or declined to stand for reelection due to a disagreement with the Company.

                   SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

     Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2002, there were no individuals who failed to comply with the applicable Section 16(a) filing requirements.

                               EXECUTIVE COMPENSATION

     Summary of Cash and Certain Other Compensation of Executive Officers. The Summary Compensation Table below provides certain summary information concerning the compensation by the Company for fiscal years 2002, 2001 and 2000 for services rendered by the Company's Chief Executive Officer and each of the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 in 2002.

                            SUMMARY COMPENSATION TABLE

                                                                             Restricted
                                                             Other Annual       Stock
Name and Principal                      Salary     Bonus     Compensation     Award(s)     Options       All Other
    Position                   Year      ($)        ($)           ($)            ($)         (#)        Compensation
--------------------------------------------------------------------------------------------------------------------
F. Edward Gustafson            2002    535,000    267,500     67,004 (1)         -              -        16,050 (2)
Chairman of the Board,         2001    513,000          -          -             -              -        24,745
President and Chief            2000    497,250    273,488     74,423           212 (3)    200,000 (4)    17,239
Executive Officer

Gordon S. Donovan              2002    186,060     74,275     10,989             -              -         6,496 (5)
Vice President, Chief          2001    178,728     14,012     10,663             -              -         7,855
Financial Officer,             2000    169,965     66,626      9,835           212 (3)     22,000         5,621
Treasurer and Assistant
Secretary
Kimberly K. Duttlinger         2002    125,340     43,781      4,720             -              -         4,093 (6)
Vice President, Secretary,     2001    133,072      9,121      5,318             -              -         4,325
and General Counsel            2000    143,127     49,093      2,147           212 (3)     15,000         4,294

__________________

     (1) Includes $30,000 for automobile allowance and $20,084 for reimbursement of legal services.

     (2) Includes $660 paid for group life insurance, $8,175 contributed to the Viskase SAVE Plan and $7,215 contributed to the Viskase Companies, Inc. Parallel Non-Qualified Savings Plan (the "Non-Qualified Plan").

     (3) Grant of 75 restricted shares of Old Shares to each of Messrs. Gustafson and Donovan and Ms. Duttlinger under the Company's "Diamond Anniversary Grant." The shares were converted to Warrants under the Plan, and are subject to forfeiture until October 27, 2003.

     (4) In 2000, Mr. Gustafson was granted a stock option to purchase up to 200,000 shares of Old Shares depending on the financial performance of the Company based on earnings before interest, taxes, depreciation, and amortization ("EBITDA") for fiscal year 2000. Based on the Company's EBITDA for fiscal year 2000, a portion (i.e., 50,000 shares of Common Stock, which were converted into Warrants under the Plan) of this stock option will vest in three equal annual installments commencing August 31, 2002. See the "Aggregated Option/SAR Exercises in 2002 and December 31, 2002 Option Values" Table.

     (5) Includes $494 paid for group life insurance, $5,582 contributed to the Viskase SAVE Plan and $420 contributed to the Non-Qualified Plan.

     (6) Includes $333 paid for group life insurance and $3,760 contributed to the Viskase SAVE Plan.

Stock Option Exercises and Holdings. The following table provides information concerning the exercise of stock options for Old Shares during the fiscal year ended December 31, 2002 and the fiscal year-end value of stock options for Old Shares with respect to each of the persons named in the Summary Compensation Table.

  Aggregated Option/SAR Exercises in 2002 and December 31, 2002 Option Values

                                                                  Number of
                                                                  Securities        $ Value of
                                                                  Underlying        Unexercised
                                                                  Unexercised       In-the-Money
                                       Shares                      Options at        Options at
                                      Acquired       Value         12/31/02          12/31/02
                                    on Exercise     Realized     Exercisable/      Exercisable/
Name                                    (#)           ($)       Unexercisable     Unexercisable
------------------------------------------------------------------------------------------------
F. Edward Gustafson............          --            --        170,000 / 0            0 / 0
Gordon S. Donovan............            --            --         79,000 / 0            0 / 0
Kimberly K. Duttlinger........           --            --         40,000 / 0            0 / 0

Restricted Stock Plan. Upon the emergence from bankruptcy under chapter 11 of the Bankruptcy Code, Mr. Donovan and Ms. Duttlinger will be granted 37,500 and 10,000 restricted shares, respectively, of Common Stock under the Restricted Stock Plan. Based upon the number of Old Shares held in their 401(k) accounts immediately prior to the Effective Date, Mr. Donovan and Ms. Duttlinger will be granted an additional 8,105 and 153 restricted shares of Common Stock, respectively, under the Restricted Stock Plan.

Restricted stock grants issued under the Restricted Stock Plan vest 12-1/2% on the date of the grant, 17-1/2% on the first anniversary of the grant, 20% on the second anniversary of the grant, 20% on the third anniversary of the grant, and 30% on the fourth anniversary of the grant, subject to acceleration under certain defined events.

Pension Plan Table. The following table sets forth estimated annual benefits payable upon retirement under the Retirement Program for Employees of Viskase Corporation (the "Retirement Program") to employees of the Company and its wholly owned subsidiary, Viskase Corporation, in specified remuneration and years of service classifications.

                                  Pension Plan Table

Assumed Final Average             Annual Benefits for Years of Service Indicated (2)
Annual Salary (1)

                             15            20            25            30            35
------------------------------------------------------------------------------------------
 $ 100,000                $ 18,000      $ 24,000      $ 30,000      $ 36,000      $ 42,000
   150,000                  27,000        36,000        45,000        54,000        63,000
   200,000                  36,000        48,000        60,000        72,000        84,000
   250,000                  45,000        60,000        75,000        90,000       105,000
   300,000                  54,000        72,000        90,000       108,000       126,000
   350,000                  63,000        84,000       105,000       126,000       147,000
   400,000                  72,000        96,000       120,000       144,000       168,000
   450,000                  81,000       108,000       135,000       162,000       189,000
   500,000                  90,000       120,000       150,000       180,000       210,000
   550,000                  99,000       132,000       165,000       198,000       231,000

(1) Annual benefits payable under the Retirement Program are calculated based on the participant's average base salary for the consecutive thirty-six (36) month period immediately prior to retirement.

(2) The annual benefits payable are based on straight-life annuity basis at normal retirement age. The benefits reported in this table are not subject to any reduction for benefits paid by other sources, including Social Security. As of December 31, 2002, Messrs. Gustafson and Donovan and Ms. Duttlinger are credited with 13, 15 and 6 years of service, respectively.

Compensation of Directors. Each director who is not an officer of the Company received an annual retainer of $20,000 in 2002 and a fee of $4,000 for each attended meeting of the Board of Directors. Chairmen of committees (other than the Interested Person Transaction Committee) of the Board of Directors received an annual retainer of $1,500 in 2002. Directors also received a fee for each attended meeting of a committee of the Board of Directors (other than the Interested Person Transaction Committee) of $1,000 ($500 in the case of committee meetings occurring immediately before or after meetings of the full Board of Directors). Members of the Interested Person Transaction Committee did not receive a fee in 2002. Directors who are officers of the Company do not receive compensation in their capacity as directors. Pursuant to Viskase Companies, Inc. 1993 Stock Option Plan, as amended, on the date of each annual meeting of stockholders, non-employee directors are granted a stock option to purchase 1,000 shares of Old Shares at an option exercise price equal to the fair market value of the Old Shares the date of grant. The Company did not hold an annual meeting of stockholders during 2002. Pursuant to the Non-Employee Directors' Compensation Plan, non-employee directors may elect to receive their director fees in the form of shares of Old Shares. The number of shares received is based on the average of the closing bid and ask price of the Old Shares on the business day preceding the date the Old Shares are issued. None of the directors currently receive their fees in the form of Old Shares.

Compensation Committee Interlocks and Insider Participation. During 2002, the Compensation and Nominating Committee of the Board of Directors consisted of Messrs. Dangremond and Page, each of whom is a non-employee director of the Company and will be resigning as a director as of the Effective Date. Mr. Page is the President and Chief Operating Officer of Cargill, Inc. In fiscal year 2002, Viskase Corporation, a wholly owned subsidiary of the Company, had sales of $592,000 made in the ordinary course to Cargill, Inc. and its affiliates.

Employment Agreements and Change-in-Control Arrangements

Employment Agreements with F. Edward Gustafson. On March 27, 1996, the Company entered into an Employment Agreement with Mr. F. Edward Gustafson. The Employment Agreement was amended and restated during 1997, amended twice during 2001 and once during 2002 (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Gustafson has agreed to serve as Chairman of the Board, President and Chief Executive Officer of the Company, and the Company has agreed to use its best efforts to cause Mr. Gustafson to be elected as a director of the Company, during the term of the Agreement. The initial term of the Employment Agreement is three (3) years, provided, however, that on March 26, 1997 and each subsequent anniversary thereof, the term of the Employment Agreement will be automatically extended for a period of one (1) year unless the Company or Mr. Gustafson gives written notice to the other at least thirty (30) days prior to the anniversary date that the term shall not be so extended.

     Under the Employment Agreement, Mr. Gustafson receives an annual base salary of $535,000 and $30,000 per year in lieu of a Company-provided automobile. Mr. Gustafson's base salary will be increased by the Board of Directors each year in a manner consistent with increases in base salary for other senior officers of the Company. In addition, the Employment Agreement provides that Mr. Gustafson would be eligible to receive a bonus based on a percentage of his base salary depending on the Company's performance based on EBITDA. Mr. Gustafson will be eligible to receive an annual bonus for future fiscal years of the Company based on such financial performance or other performance-related criteria as established by the Board of Directors after consultation with Mr. Gustafson. For information concerning actual bonuses earned by Mr. Gustafson, see the "Summary Compensation Table." Mr. Gustafson is also entitled to participate in any employee benefit plans in effect for, and to receive other fringe benefits provided to, other executive officers.

     Pursuant to and upon execution of the Employment Agreement, Mr. Gustafson was granted two (2) stock options, each to purchase 35,000 shares of Old Shares. One (1) stock option is exercisable in cumulative annual increments of one-third commencing on the first anniversary of the date of grant. The other stock option is exercisable in cumulative annual increments of one-third commencing on the second anniversary of the date of grant. In addition, Mr. Gustafson was granted a third stock option to purchase up to 75,000 shares of Old Shares dependent on the Company's financial performance for fiscal year 1996. The Company did not meet the financial performance targets and, therefore, no portion of this stock option became exercisable or will become exercisable in the future. Lastly, Mr. Gustafson was granted 35,000 restricted shares of Old Shares that could not be transferred, and were subject to forfeiture, until March 27, 1999.

     If Mr. Gustafson's employment is terminated by the Company for Cause, as defined in the Employment Agreement, or by Mr. Gustafson other than for Good Reason or Disability, as defined in the Employment Agreement, Mr. Gustafson will be paid all Accrued Compensation, as defined in the Employment Agreement, through the date of termination of employment. If Mr. Gustafson's employment with the Company is terminated by the Company for any reason other than for Cause, death or Disability, or by Mr. Gustafson for Good Reason, (i) Mr. Gustafson will be paid all Accrued Compensation plus 300% of his base salary (or 200% in the event that DPK, or a company in which DPK has a substantial interest, is the beneficial owner of the Company following a Change of Control) and the prorated amount of annual bonus that would have been payable to Mr. Gustafson with respect to the fiscal year in which Mr. Gustafson's employment is terminated, provided that the performance targets have been actually achieved as of the date of termination (unless such termination of employment follows a Change in Control, as defined in the Agreement, in which case Mr. Gustafson will receive a bonus equal to 50% of his base salary regardless of the Company's performance) ("Termination Compensation"), (ii) Mr. Gustafson will continue to receive life insurance, medical, dental and hospitalization benefits for a period of twenty-four (24) months following termination of employment, and (iii) all outstanding stock options and restricted shares of Old Shares will become immediately exercisable, vested and nonforfeitable. Under the Employment Agreement, with respect to any Change in Control that occurred prior to November 1, 2001, Mr. Gustafson has until thirty (30) days following the earlier to occur of (i) the date on which the Company has provided written notice of acceptance to the exchange offer agent with respect to the Exchange Offer (as defined in Amendment Number Three to the Employment Agreement); (ii) the effective date of the Plan (as defined in Amendment Number Three to the Employment Agreement) of the Company and Viskase Corporation under chapter 11 of the United States Bankruptcy Code or the date on which the Company's and Viskase Corporation's bankruptcy is converted from a chapter 11 proceeding to a chapter 7 proceeding; or (iii) the closing date contained in any agreement related to the sale of substantially all of the assets of the Company and/or Viskase Corporation or the sale or other issuance of at least a majority of the stock of the Company or Viskase Corporation, to provide notice that he intends to terminate his employment for Good Reason because of such Change in Control. With respect to any Change in Control occurring after November 1, 2001, Mr. Gustafson has one year after such Change in Control to terminate his Employment Agreement for Good Reason based upon such Change in Control. During 2002, the Company entered into a Letter of Credit Agreement with Mr. Gustafson that requires the Company to secure and maintain a standby letter of credit in amount equal to the Accrued Compensation and Termination Compensation.

     Pursuant to the Employment Agreement, Mr. Gustafson is generally prohibited during the term of the Agreement, and for a period of two (2) years thereafter, from competing with the Company, soliciting any customer of the Company or inducing or attempting to persuade any employee of the Company to terminate his or her employment with the Company in order to enter into competitive employment. For purposes of the Employment Agreement, the Company includes Viskase Companies, Inc. and any of its subsidiaries over which Mr. Gustafson exercised, directly or indirectly, any supervisory, management, fiscal or operating control during the term of the Employment Agreement.

     On August 30, 2001, Viskase Corporation entered into an employment agreement with Mr. Gustafson ("Viskase Employment Agreement"). The Viskase Employment Agreement was amended once during 2001 and once during 2002. The Viskase Employment Agreement is substantially similar to the Employment Agreement. Any benefits received by Mr. Gustafson under either employment agreement would be credited against benefits payable under the other employment agreement.

Employment Agreements with Gordon S. Donovan and Kimberly K. Duttlinger. On November 29, 2001, the Company and Viskase entered into employment agreements with Mr. Donovan and Ms. Duttlinger ("Executive Employment Agreements"). Pursuant to the Executive Employment Agreement, Mr. Donovan has agreed to serve as Vice President, Chief Financial Officer and Treasurer of the Company and Viskase Corporation and Ms. Duttlinger has agreed to serve as Vice President, Secretary and General Counsel of the Company and Viskase Corporation, during the term of the Executive Employment Agreements. The initial term of the Executive Employment Agreements is approximately three
(3) years ending December 31, 2004, provided, however, that on January 1, 2003 and each subsequent anniversary thereof, the term of the Executive Employment Agreements will be automatically extended for a period of one (1) year unless the Company or Mr. Donovan or Ms. Duttlinger gives written notice to the other at least thirty (30) days prior to the anniversary date that the term shall not be so extended.

     Under the Executive Employment Agreements, Mr. Donovan and Ms. Duttlinger receive an annual base salary of at least $193,020 and $129,840, respectively. Mr. Donovan's and Ms. Duttlinger's base salary will be increased by the President of the Company each year in a manner consistent with increases in base salary for other senior officers of the Company. In addition, the Executive Employment Agreements provide that Mr. Donovan and Ms. Duttlinger are eligible to participate in the (i) Management Incentive Plan, a bonus program calculated as a percentage of his/her base salary depending on the Company's performance based on EBITDA and his/her personal performance; (ii) Non-Qualified Parallel Plan; (iii) Executive Auto Allowance Program; and (iv) 1993 Stock Option Plan and any replacement thereof. Mr. Donovan and Ms. Duttlinger are also entitled to participate in any employee benefit plans in effect for, and to receive other fringe benefits provided to, other executive officers.

     If Mr. Donovan's or Ms. Duttlinger's employment is terminated by the Company for Cause, as defined in the Executive Employment Agreements, or by Mr. Donovan or Ms. Duttlinger other than for Good Reason or Disability, as defined in the Executive Employment Agreements, Mr. Donovan or Ms. Duttlinger will be paid all Accrued Compensation, as defined in the Employment Agreement, through the date of termination of employment. If Mr. Donovan's or Ms. Duttlinger's employment with the Company is terminated by the Company for any reason other than for Cause, death or Disability, or by Mr. Donovan or Ms. Duttlinger for Good Reason, (i) Mr. Donovan or Ms. Duttlinger will be paid all Accrued Compensation plus 200% of his/her base salary and the prorated amount of annual bonus that would have been payable to Mr. Donovan or Ms. Duttlinger with respect to the fiscal year in which his/her employment is terminated, provided that the performance targets have been actually achieved as of the date of termination (unless such termination of employment follows a Change in Control, as defined in the Agreement, in which case Mr. Donovan will receive a bonus equal to 40% of his base salary regardless of the Company's performance and Ms. Duttlinger will receive a bonus equal to 35% of her base salary regardless of the Company's performance),
(ii) Mr. Donovan and Ms. Duttlinger will continue to receive life insurance, medical, dental and hospitalization benefits for a period of twenty-four (24) months following termination of employment, and (iii) all outstanding stock options and restricted shares will become immediately exercisable, vested and nonforfeitable.

     Pursuant to the Executive Employment Agreements, Mr. Donovan and Ms. Duttlinger are generally prohibited during the term of their respective Agreements, and for a period of two (2) years thereafter, from competing with the Company, soliciting any customer of the Company or inducing or attempting to persuade any employee of the Company to terminate his or her employment with the Company in order to enter into competitive employment. For purposes of the Executive Employment Agreements, the Company includes Viskase Companies, Inc. and any of its subsidiaries over which Mr. Donovan or Ms. Duttlinger exercised, directly or indirectly, any supervisory, management, fiscal or operating control during the term of the Executive Employment Agreements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2003

VISKASE COMPANIES, INC.

By:  /s/ F. Edward Gustafson
---------------------------------------------
     F. Edward Gustafson
     Chairman of the Board, President and
     Chief Executive Officer


By:  /s/ Gordon S. Donovan
---------------------------------------------
     Gordon S. Donovan
     Vice President, Chief Financial Officer,
     Treasurer and Assistant Secretary



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